UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

(Commission File No. 001-41157)

BIONOMICS LIMITED

(Translation of registrant’s name into English)

200 Greenhill Road

Eastwood SA 5063

Tel: +618 8150 7400]

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 6, 2022, Bionomics Limited (the “Company”) lodged its 2022 Annual Report and Corporate Governance Statement with the Australian Securities Exchange (ASX), for the financial year ended 30 June 2022 as required by the laws and regulations of Australia. The 2022 Annual Report, ASX Appendix 4G and Corporate Governance Statement is furnished herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	2022 Annual Report
99.2	ASX Appendix 4G
99.3	2022 Corporate Governance Statement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Bionomics Limited
(Registrant)

By:	/s/ Errol De Souza
Name:	Errol De Souza, Ph.D.
Title:	Executive Chairman

Date: October 6, 2022